UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 25, 2021

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: October 25, 2021	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer

RESULTS PRESENTATION

3RD QTR 2021

IMAGINE
IT'S POSSIBLE
TO CONQUER
YOUR PLACE



TIMB
LISTED
NYSE

TIMS
B3 LISTED NM
ISE B3

TIM

Disclaimer

This presentation **contains declarations that constitute forward looking statements** regarding the intent, belief or current expectations of the customer base, estimates regarding future financial results and other aspects of the activities.

Such **forward looking statements are not guarantees of future performance** and involve risks and uncertainties, and actual **results may differ materially from those projected** as a result of various factors.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. TIM S.A. undertakes no obligation to release publicly the results of any revisions to these forward looking statements.

Financial results are presented considering impacts from IFRS 16 adoption.

The normalized numbers reported in this presentation are adjusted by the effects listed below.

(1) Due to the reverse incorporation of TIM Participações S.A. by TIM S.A. (former wholly owned subsidiary of TIM Participações S.A.) by the end of August 2020, 2020 results present TIM S.A.'s figures, in accordance with the company's financial statements (ITR and DFP). In order to provide an adequate comparison from the economic standpoint, 2019 (and previous) data disclosed reflect that in TIM Participações's financial statements.

(2) Operating Costs normalized by M&A transactions administrative services (+R$ 7.7 million in 3Q21). Net income normalized by tax credit and other effects (+R$ 527 million in 3Q21). 2019 and 2020 normalized effects as presented in the 4th quarter release.

Recovery Consolidation: Significant Results Being Consistently Delivered

+4.2% YoY of Service Revenue growth in 3Q21

+4.4% YoY of Mobile ARPU growth in 3Q21

+4.5% YoY of normalized EBITDA[1] growth in 3Q21

1st Brazilian company in Refinitiv Diversity & Inclusion Index 2021 (#1 among telcos worldwide)

R$ **83** mln of Customer Platform Revenue in 9M21

New **1** gbps FTTH offer launched this month

(1) EBITDA normalized for the effects detailed in slide 2.

Solid Revenue Growth, Amid Softer Economic Recovery in 2H21

Net Service Revenue Breakdown

(R$ mln)


+4.2%
4,206
3Q20
106
38
17
15
Client Generated
Customer Platform
ITX and Others
Mobile +4.1%
+5.5%
Fixed
4,382
3Q21

Net service revenue accelerated (+2.7 QoQ)

Sequential Client Generated revenue growth (+3.0% YoY | +2.3 QoQ)

Consistency in 9M21 results, on the way to meet company's short-term guidance

+5.3% YoY
Net Service Revenue

+5.1% YoY
Mobile Service Revenue

+16.7% YoY
TIM Live Revenue

Value Strategy Paying Off: TIM's ARPU Outperforms Peers in Brazil

Mobile ARPU
(R$/mo)



+4.4%
25.4
26.5
3Q20
3Q21

TIM ARPU 9M21 Growth of 6.9% YoY while market falls mid-single digit

R$ 46.5/mo. postpaid ex-M2M ARPU (+0.8% YoY)

+39% YoY consumer pure postpaid plans intra-segment migration balance

~30% of prepaid engagement among active users in TIM *+Vantagens* w/ recurrency

Higher Quality Sales Channels as Commercial Supporting Pillars

Prepaid with additional room for improvement

1st operator to open a Mercado Livre official store for prepaid segment

>1mln potential new prepaid POS with Martins Atacado[1]

+68 QoQ resale stores opened

Accelerating footprint expansion

(1) Exclusively partnership with Martins Atacado for 6 months.

Offering Differentiation Supporting Value Strategy: A Clear Market Leader

Human postpaid
One-stop shop content and service marketplace

Entertainment hub concept (Jun 2019)


TIM
BLACK FAMÍLIA
NETFLIX

First operator to include Netflix

TIM Tech Store launch (Jun 2020)

Better conditions on handsets and accessories acquisition for TIM Black customers


TIM CONCIERGE

Evolving the marketplace + VIP customer service (Nov 2020)

HBO Go and YouTube Premium added

One-stop shop


TIM STORE
hbomax
NETFLIX

Control
New experiences enabler



TIM + C6 (Jul 2020)

First Telco and Digital Bank partnership to develop joint solutions

TIM + Ampli (Jul 2021)



EdTech partnership with exclusive benefits

TIM *Controle* +Hits with Deezer Premium New


13GB
deezer

Portfolio evolution keeping the more for more rationale

Prepaid
Convenience


TOP

Offer simplification and consistency (Jan 2019)

Recharge tied to service packages

TIM *Pré +Vantagens* (Aug 2020)


TIMPRÉ TOP
TIM
TIM+ VANTAGENS

The first advantage program for prepaid, using gamification to engage recharge recurrence and digital channels usage


Só cliente TIM Pre TOP tem Deezer Go grátis!

Deezer Go (Jun 2021)

New attribute of offer differentiation, with a version specially developed to support our market

Customer Platform: Revisiting Client Base Monetization Strategy

CUSTOMER PLATFORM

Commercial Partnerships

- Remuneration model: **Revenue per view and click**
- Target: **Brands seeking to increase awareness and consideration, lead generation, apps install, consumer survey, 1st party data enrichment**
- TIM Deliveries: **Advertising and data intelligence**
- Assets involved: **Customer base size & knowledge and touch points**

Strategic Partnerships

- Remuneration model: **CAC fee + equity**
- Target: **Companies seeking exponential growth in record time leveraging a symbiotic relationship with TIM**
- TIM Deliveries: **Brand endorsement, commercial capillarity, be part of the core offer, and data intelligence**
- Assets involved: **Customer base size & knowledge, touch points, national sales channel, billing & collection capabilities and Giga bonuses**

TIM INSIGHTS + TIM ADS

HIGH PROPENSITY CLUSTERS

→ Digital banks, Credit Ranking
→ Cashback promotions and Marketplaces
→ Digital Education and Graduation
→ Retail, Consumer Goods, Digital Services

JOURNEY BASED CONTEXT

→ In-app Ads: *Meu TIM*, TIM *+Vantagens*, TIM Fun
→ Push Notification: Text, Image, GIF, Video
→ Data Rewards

CUSTOMER PLATFORM RESULTS

R$ **83** mln
Revenue in 9M21

~4.1%
Total equity stake reached in a partnership[1] in Oct/21

5 mln +
Customers accepted an offer from a partner

10x
App installs Sep vs Jan 2021

(1) The right to exercise subscription bonuses equivalent to an indirect stake of approx. 4.1% of C6's share capital (see note 41).

Strong Deliveries on Ongoing Projects and New Partnerships Kickoff

M-AD & DATA MONETIZATION

Mobile Ad Revenue
(R$ mln)


+83%
6
9
11
1Q21
2Q21
3Q21

Going beyond traditional advertising channels

TIM ADS

- **1.2+ bln** Ads impressions
- **20+ mln** Audience
- **300k** of TIM Fun registered users

FINANCIAL & EDUCATION SERVICES

Revenue Acceleration
(R$ mln)


+140%
11
20
26
1Q21
2Q21
3Q21

ampli

First results coming in, but higher traction during 2022

C6BANK

Record numbers of opened bank accounts

PARTNERSHIPS UNDER DEVELOPMENT

CONTENT

- **Consolidation opportunity** in the news, books, music, and video **fragmented local market**
- **Leverage Telco** relevant position **as a distribution channel**

E-HEALTH

- Agreement to **explore telemedicine and e-health**
- **Final phase of partner selection among 7 solid proposals,** expected to launch by 1Q22

DIGITAL WALLET / MARKETPLACE

- **Given new market dynamics, we are refining our strategy**

IoT

- **Smart lighting project signed and smart grid tests**

FiberCo Deal Will Initiate a New Era of Fiber Expansion, Preparing for 2022 FTTH Rollout Acceleration

FiberCo: In 2022, new cities launching to offset the 2021 gap

Steps

- Closing expected in mid-November
- Management appointment after Closing

Deal recap and update

- **Secondary proceeds: R$ 1.1 bln paid upon Closing**
- Primary proceeds of R$ 600 mln
- **TIM will hold 49% of the capital** of FiberCo
- Contribution w/ total available **HPs until the closing**
- **Additional FTTSite contract** synergic with FiberCo service coverage

~R$ 450 mln of cash flow savings between Closing and end of 2023

TIM Live Net Revenues
(R$ mln)



+16.7%
YTD
456
532
3Q
2Q
1Q
164
148
144
179
179
174
2020
2021

4Q trends is showing signs of improvement



TIM LIVE
ULTRAFIBRA
TIM
PREPARE-SE PARA UMA REVOLUÇÃO NA SUA CASA!
1 GIGA
DE VELOCIDADE
UPLOAD DE 500 MEGA
BEM-VINDO À ERA DO GIGA.

Offer upload speed matching competitors best download

TIM Live Ultra-broadband

UNIQUE OFFER IN HIGH-END MARKETS → OPENING THE GIGA ERA IN ALL CITIES COVERED

- Upload **up to 500 Mbps**
- **Embedded content**
- **Exclusive accessories and devices** offers in TIM Tech store
- **Price point ~40%+ of typical FTTH customer** expense

Customer Base
(mln)



+7.7%
627
675
~60% in ≥100 mbps plans
>200 mbps
150 mbps
100 mbps
60 mbps
40 mbps
3Q20
3Q21

Technological Transformation to Build New Capabilities and Prepare the Company for Imminent Transformations

MOBILE ACCESS NETWORK

Coverage expansion

4G

4.4k cities
+25% YoY

Sky Coverage project **558** sites

2023 commitment status


79%

700MHz
3.7k cities
+24% YoY

4.5G
1.6k cities
+25% YoY

Capacity and modernization

M-MIMO
+1.2k sites in 9M21

Site Modernization
+2.0k sites QoQ

5G TESTS

First operator to test 5G standalone in São Paulo and Rio de Janeiro

Speeds >1.5 gbps

Proved coverage expansion of 65%


3.5 GHz
2.6 GHz
CA = *Carrier Aggregation*
+65% of coverage

5G SA (*Standalone*) + **CA** (*Carrier Aggregation*) **Coverage**

JOURNEY TO CLOUD

CRM migration to Cloud completed, creating a center of excellence and accomplishing strategic plan initiatives

Accelerating customer service speed, **reducing the attend time in 50%**

Partnerships with:

Google Cloud

J2C
New Data and Analytics technologies

- New sources of revenue focusing on data
- Cost and risk reduction
- Higher security level
- Minimize time-to-market in decision making
- Agility in data analysis
- Deliver best-in-class availability to customers

Investment Focused Auction, With Results to Be Known in November

EXPECTED TIMELINE [4] AND MILESTONES

Oct 27th	Nov 4th	2HNov – 1HDec	Dec/21	Mar/22	Apr/22	Jul/22	Aug/22	From Oct/22 and on
1st offer delivery Auction participants will be known	**Auction day** Proposals read, bid process, and potential winners' announcement to the market	**Results ratification on DOU**[1] after appealing period	**License cash out**[5] Values may differ from minimum according to the # of offers	**Entities** • EAF – Cleanup 3,5 GHz, Federal Private Network and Connected North • EACE, 26 GHz – Public school connectivity	**1st EAF installment payment** = 50% of commitments **1st EACE installment payment** = 20% of commitments	**ANATEL commitments 1st deadline**	**2nd EAF installment payment** = 50% of commitments	**2nd -5th EACE installments payment** = 20% of commitments (every 6 months)

Bid Order	700 MHz		3.5 GHz		2.3 GHz		26 GHz	
BID DYNAMICS	**1ª e 2ª Round** *Operators w/ no 700 MHz or into a M&A process*		**1ª Round**		**Single Round**		**1ª Round** *20-year license*	
	National 1x 10+10 MHz	**Regional** 1x 10+10 MHz	**National** 4 x 80 MHz	**Regional** 8 x 80 MHz	**Regional** 8 x 50 MHz	**Regional** 8 x 40 MHz	**National** 10 x 200 MHz	**Regional** 6 x 200 MHz
	3ª e 4ª Round[3] *No restrictions round*		**2ª Round**[3] *Only winners in national lot can bid*		**Cap**[2] 30% between 1-3 GHz = 199.5 MHz **Sub-cap**: 50 MHz		**2ª Round**[3] *10-year license*	
	National 2x 5+5 MHz	**Regional** 2x 5+5 MHz	4 x 20 MHz **Sub-cap**: 100 MHz				**Sub-cap**: 1 GHz	
OBLIGA-TIONS	4G coverage in localities without 4G and highways		Fiber Backhaul , 5G coverage National lots only: spectrum clean-up, federal private network, Connected North		4G coverage in municipalities and localities without 4G		"Connected Public Schools"	

(1) Union Official Diary; (2) Res. nº 703/2018; (3) If no bid on previous round; (4) Estimated data according to past auctions; (5) 1/20 installment deadline.

Robust EBITDA Growth with Margin Expansion, as a Result of Consistent Opex Dynamics

Opex[1] dynamic way below inflation despite spikes in indexes


+2.9%
+1.3%
2,280
2,314
2,345
3Q19
3Q20
3Q21
-0.3%
+5.6%
6,988
6,599
6,970
9M19
9M20
9M21

IPCA (19-21): 13.66% | IPCA (LTM[2]): 10.25%

- Digitalization efforts are still an important driver for customer care and acquisition dynamics: **6.1% p.y. avg. reduction over the past 3 years (versus -4.0% of total Opex)**
- Bad Debt reduction: **-6.1% YoY in 9M21 (2.3% of gross revenues)**
- Renegotiation of major contracts mechanics
- Amplifying self-energy generation measures (open-market already represents >60% of consumption) and testing new practices in plants operation

EBITDA[1]
(R$ mln)


2,073
+4.5%
2,167
3Q20
3Q21

48.0% of EBITDA margin[1] in 3Q21
(+0.8 p.p. YoY)

+5.0% YoY of EBITDA[1] growth in 9M21

47.4% of EBITDA margin[1] in 9M21

Net Income[1]
(R$ mln)


YTD
3Q
2Q
1Q
833
390
267
175
2020
+71.9%
+21.4%
+154.7%
+57.9%
1,432
474
681
277
2021

CAPEX
(R$ mln)


850
+5.5%
897
3Q20
3Q21

(1) Opex, EBITDA, Margin EBITDA and Net income normalized for the effects detailed in slide 2; (2) Period ended in September 2021.

Strong Financial Position to Meet Upcoming Commitments

Operating Free Cash Flow Evolution[1]

(R$ mln)


Anatel's fee payment postponement[2] impacting entire industry: ΔWC positively affected
2,539
297
699
1,490
3,627
+42.8%
9M20
Δ EBITDA
Δ Capex
Δ Working Capital
9M21

Cash Position

(R$ mln)

Increasing cash position preparing to fund upcoming events


+103%
3,638
7,372
3Q20
3Q21

Net Financial Position

(R$ mln)


-29.8%
-16.3%
6,178
5,183
4,338
3Q20
2Q21
3Q21

Net Debt / EBITDA LTM		3Q20	2Q21	3Q21
	Reported	0.74x	0.60x	0.50x
	After Lease	-0.23x	-0.44x	-0.58x

Sustaining Historical Shareholder Remuneration Levels

IOC announcements (R$ mln)


953
995
1,083
488
2018
2019
2020
2021

(1) EBITDA and Working Capital normalized for the effects detailed in slide 2; (2) FISTEL TFF postponement totals ~R$ 1 bln (2020+2021).

Solid Execution Amid a Sluggish Economic Recovery and Transformational Events Ahead

RECOVERY PACE WILL CONTINUE IN 4Q DESPITE A LACK OF SUPPORT FROM MACRO

9M21 RESULTS **REINFORCE OUR CONFIDENCE** TOWARDS MEETING OUR GUIDANCE

TIM'S HORIZON LOOKS BRIGHT IN 2022: FIBERCO DEAL CLOSED, OI DEAL APPROVED, 5G AUCTION COMPLETED

FURTHER EVOLUTION IN CUSTOMER PLATFORM STRATEGY: NEW PARTNERSHIP TO BE SIGNED UNTIL DEC/21